UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

Dakota Territory Resource Corp
(Exact name of registrant as specified in its charter)

Nevada	000-50191	98-0201259
(state or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

141 Glendale Dr. Lead, South Dakota	57754
(address of principal executive offices)	(zip code)

N/A
(former name or former mailing address, if changed since last report)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

____________________________________________________________________________

DAKOTA TERRITORY RESOURCE CORP

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of March 12, 2021, of the outstanding shares of common stock, par value $0.001 per share, of Dakota Territory Resource Corp (“Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE OF CONTROL TRANSACTION

On May 26, 2020, JR Resources Corp. (“JR”) and the Company entered into an agreement, amended effective October 15, 2020, February 15, 2021 and March 12, 2021 (collectively, the “Agreement”), whereby JR had the right to purchase up to 142,566,667 shares of Company common stock at a price of $0.15 per share for an aggregate investment of up to $21,385,000. On October 15, 2020, the first closing occurred under this Agreement in which JR acquired 69,666,667 shares for an aggregate investment for $10,450,000 equating to approximately 49% of the issued and outstanding common stock of the Company. In connection therewith, the existing board appointed Alex Morrison as a fourth director. On March 12, 2021, JR purchased an additional 72,900,000 shares of common stock for $10,935,000, increasing the ownership of JR to approximately 63.42% of the issued and outstanding common stock of the Company (“Final Closing Date” or “Final Closing”). In connection therewith, Mr. Bachman has agreed to resign as a director effective as set forth below, with Jonathan T. Awde and Robert Quartermain to be elected and appointed as directors immediately prior to Mr. Bachman’s resignation. The consummation of the transactions contemplated by the Final Closing of the Agreement resulted in a change in control of the Company, with JR becoming the beneficial owner of in excess of 50% of the issued and outstanding common stock of the Company.

On the Final Closing Date, Mr. Gerald Aberle resigned as the Company’s chief executive officer and assumed the role of chief operating officer and Mr. Bachman resigned as an officer. Mr. Bachman agreed to resign as director on the Final Closing Date to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders and Messrs. Awde and Quartermain will be elected and appointed as directors immediately prior to Mr. Bachman’s resignation. On the Final Closing Date, Mr. Awde was appointed as chief executive officer. The resignation of Mr. Bachman as an officer and director was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”), Mr. Bachman’s resignation as director will become effective and Messrs. Awde’s and Quartermain’s appointments as directors will become effective.

A stockholder vote was not required and will not be taken with respect to the appointment of Messrs. Awde and Quartermain, the incoming directors. You are not required to take any action with respect to the appointment of Messrs. Awde and Quartermain, or otherwise with respect to the transactions and events described above.

To the best of our knowledge, except as set forth in this Information Statement, in the Agreement and as a result of their affiliation with JR, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge except as disclosed in this Information Statement, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

The Company has 224,789,323 shares of common stock and no shares of preferred stock issued and outstanding as of March 12, 2021.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

After giving effect to the above described transaction, the following table lists, as of the date of this report, the number of shares of common stock of our Company that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group.

Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person. The address of each person is deemed to be the address of the issuer unless otherwise noted. The percentage of common stock held by each listed person is based on 224,789,323 shares of Common Stock outstanding as of March 12, 2021. Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Gerald M. Aberle	16,000,000	7.12%
Richard Bachman(1)	16,305,320	7.25%
Wm. Chris Mathers	1,533,333	0.68%
Stephen T. O’Rourke(2)	2,750,000	1.22%
Alex G. Morrison	406,250	0.18%
JR Resources Corp.	142,566,667	63.42%
Jonathan T. Awde(3)(4)	142,566,667	63.42%
Robert Quartermain(3)	--	--
Officers and directors as a group (6)	179,561,570	79.8%

___________________________

(1) Will resign as a director on the Appointment Date.

(2) Includes shares held by an entity controlled by Mr. O’Rourke.

(3) Will be appointed as a director on the Appointment Date.

(4)Mr. Awde is an affiliate of JR and has voting power and investment power with respect to the shares of Company common stock owned by JR.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

On the Final Closing Date, March 12, 2021, Mr. Aberle resigned as the Company’s chief executive officer and was appointed chief operating officer. In addition, Mr. Bachman resigned as director on the Final Closing Date that is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

On the Final Closing Date, Mr. Awde was appointed as chief executive officer. There is no arrangement or understanding among the newly appointed officers or any other person pursuant to which they were appointed as an officer of the Company.

None of the current officers or directors have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K, except as disclosed herein. At this time, the Company does not have any written employment agreements or other formal compensation agreements with our new officers and directors, except as disclosed in “Compensation of Directors and Executive Officers”. Compensation arrangements are the subject of ongoing development and the Company will disclose any compensatory arrangements entered into in the future.

The biographical information of Messrs. Aberle, Bachman, Mathers, Morrison, and O’Rourke is below:

Name	Age	Position
Jonathan T. Awde	43	Chief Executive Officer
Richard Bachman	64	Director
Gerald M. Aberle	62	Chief Operating Officer and Director
Wm. Chris Mathers	61	Chief Financial Officer
Stephen T. O’Rourke	65	Director
Alex G. Morrison	57	Director

Mr. Jonathan Awde

Mr. Awde is a co-founder, director and past chief executive and president of Gold Standard Ventures Corp. As CEO/president, from July, 2010 through December, 2020, Mr. Awde oversaw all corporate development, asset acquisition, joint ventures, capital raising and the procurement of capital for the development of Gold Standard Ventures Corp.’s assets. Mr. Awde spent the last 15 years raising financing for various junior resource companies, focusing on institutional accounts, high net worth and family offices, and has raised over $600 million for public and private companies in the natural resources sector during this period. In September 2014, Mr. Awde was fined a total of $46,000 by the Quebec court for 11 counts of failing to file insider reports within the prescribed time period required under applicable securities legislation in respect of certain trades in securities of Northern Star Mining Corp. during the period from November 2008 to April 2010. The fine has been paid in full.

Mr. Gerald Aberle

Mr. Aberle graduated in 1980 from South Dakota School of Mines and Technology with a bachelor of science degree in mining engineering. Mr. Aberle has over 40 years of experience in the minerals industry, including 22 years with Homestake Mining Company at the Homestake gold mine in Lead, S.D. Mr. Aberle's mining background includes extensive engineering, operations management and project management experience. Mr. Aberle has consulted in the mining, underground construction and minerals exploration business for clients including Homestake Mining Co., Barrick Gold Corp., the State of South Dakota and the University of Washington in connection with the planning and development of the National Science Foundation's national deep underground science and engineering laboratory. Mr. Aberle has held numerous corporate management positions for public companies operating in the junior exploration business and has more than 24 years of private business experience in the United States, primarily in the land development and construction industries. We believe that Mr. Aberle’s extensive experience as an executive officer in the mining industry provides him with the necessary qualifications to serve as a director.

Richard Bachman.

Mr. Bachman has been a director of our company since September 2005. Mr. Bachman served as our chief executive officer from September 2005 through July 2018. Mr. Bachman has served as chief geological officer since July 2018. Mr. Bachman’s work experience includes 22 years working with Homestake Mining Company from 1980 to 2002 in various capacities ranging from exploration to mine operations. From 1995 to 1998, he was the regional geologist for Brazil where he directed a staff of 46 and was responsible for a $2.5 million annual exploration budget. He conducted a countrywide assessment that resulted in the acquisition of a one million hectare property in a 20 million ounce gold district in the Amazon. From 1999 to 2000 Mr. Bachman was the regional geologist for Peru where he directed a staff of 10 and refocused Homestake’s existing exploration program, which resulted in the evaluation of 83 properties in 24 months and yielded one new discovery. From 2001 to 2002, he was Homestake’s regional geologist, International Special Projects, where he designed and successfully implemented reconnaissance programs in southern Argentina that resulted in the evaluation of 63 properties with five advancing and the coordination and field review of 22 properties. From 2002 until now, Mr. Bachman has acted as President and Consulting Professional Geologist for Minera Teles Pires Inc., a Reno, Nevada company. Mr. Bachman holds a Bachelor’s of Science degree in Geological Engineering from the South Dakota School of Mines and Technology and is a Certified Professional Geologist with the American Institute of Professional Geologists. We believe that Mr. Bachman’s extensive experience as an executive officer in the mining industry provides him with the necessary qualifications to serve as a director.

Mr. Wm Chris Mathers

Mr. Mathers has served as chief financial officer of the Company for over five years. Mr. Mathers is a senior finance and accounting professional with more than 35 years of experience in financial accounting, mergers and acquisition, SEC compliance and operational and administrative support. Mr. Mathers holds a BBA in Accounting from Southwestern University in Georgetown, Texas, and is a certified public accountant. Mr. Mathers began his career in public accounting in 1981 with the accounting firm of Price Waterhouse focusing on multi-national public audits. From 1983 through 1989, Mr. Mathers was in private practice focusing on tax preparation, and the financial audits of corporations, partnerships and individuals. From 1989 through 1993, Mr. Mathers was a controller and administrative officer of GJR Investments, Inc., a national real estate firm. Beginning in 1994, Mr. Mathers began work as chief financial officer for several privately and publicly held companies, including: InterSystems, Inc. of Houston, Texas, a multi-state manufacturing firm; Nexus Custom Electronics, Inc., a manufacturer of circuit boards to private industry and the U.S. Department of Defense; Interactive Nutrition International, Inc., Ottawa, Canada, a manufacturer of Nutritional products; and, Texas Mineral Resources Corp., a Texas based mining company engaged in the business of the acquisition, exploration and development of mineral properties.

Mr. Stephen T. O’Rourke

Mr. O’Rourke served as president of global petroleum exploration for BHP Billiton (BHP:NYSE) and was a member of its senior management team for the corporation. Other key roles at BHPB included vice president of development planning and vice president of appraisal and petroleum engineering. Prior to joining BHPB he held various senior technical and management roles for Shell Oil Company. Mr. O’Rourke is a founding partner of Strategic Management Partners LLC, a consulting firm based in Rapid City, SD specializing in energy, minerals & business development. He serves as managing director for Heat Mining LLC, a geothermal technology development company. He is currently a non-executive board member of RESPEC, an engineering consulting firm also based in Rapid City, SD and a non-executive director for TerraCOH, Inc., a CO2 geothermal energy company based in Minneapolis, MN. Stephen serves as a member of the South Dakota School of Mines & Technology (SDSM&T) Geological Engineering advisory board as well as board member of the university's Center for Alumni Relations & Advancement. Mr. O’Rourke holds a BSc in Geological Engineering and an Honorary Doctorate of Public Service from SDSM&T and is a graduate of the Wharton School of Business Advanced Management Program. We believe that Mr. O’Rourke’s experience as an executive officer in a NYSE-listed public company, as well as his extensive mining industry experience, provides him with the necessary qualifications to serve as a director.

Mr. Alex G. Morrison

Mr. Morrison is a mining executive and chartered professional accountant with over 25 years of experience in the mining industry. Mr. Morrison has held board and senior executive positions with a number of mining companies, most recently serving as a director of Energy Fuels Corporation since August 2019, Gold Standard Ventures since September 2017, Gold Resource Corporation since March 2016, Taseko Mines Limited from 2011 to July 2020, Detour Gold Corporation from 2010 until December 2018, and as vice president and chief financial officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including vice president, operations services and vice president, information technology. Prior to that, Mr. Morrison was vice president and chief financial officer of NovaGold Resources Inc., vice president and controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

CORPORATE GOVERNANCE

Family Relationships

There are no family relationships among our directors or officers.

Director Independence

We do not have any independent directors.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board. We believe our board member, Mr. Morrison, is a “financial expert” as defined in Item 407 of Regulation S-K.

Director Nominations and Voting Agreement by JR

During the period ending upon the earlier of April 15, 2022 and an uplisting to a national stock exchange or approved trading market (“Standstill Period”), the board of directors shall consist of the JR designees (initially being Alex Morrison, and upon the Appointment Date to include Messrs. Awde and Quartermain) and the Company designees (initially being Gerald M. Aberle and Stephen O’Rourke as of the Appointment Date), and the number of JR designees shall at any given time be one (1) more than the number of Company designees. In the event of a vacancy occurring among the Company designees during the Standstill Period, the board of directors shall be constituted as follows: in the event of any vacancy in the office of any JR designee, a majority of the remaining JR designees shall have the right to designate a replacement; in the event of any vacancy in the office of any Company designee, a majority of the remaining Company designees shall have the right to designate a replacement; and in the event of a vacancy resulting from an increase in the number of directors, a majority of each of the JR designees and Company designees shall agree upon such candidate and then have the right to fill such vacancy with this candidate, as well as any subsequent vacancy resulting from this appointed directorship.

During the Standstill Period:

(i)JR shall not vote its shares to (A) remove or seek to remove any Company designee without the consent of a majority of the Company designees or (B) approve or seek to approve a material amendment to the Company’s articles of incorporation or the bylaws unless such material amendment has been approved and recommended by a majority of the Company designees;

(ii)JR shall vote its shares as directed or recommended by a majority of the Company designees with respect to the election of Company designees (or successors nominated by the Company designees) as directors; and

(iii)Any transaction between JR or any of its affiliates, on the one hand, and the Company, on the other hand, shall be subject to approval by the Company designees and the JR designees shall recuse themselves from voting on the approval of such transactions; provided however, that the approval of the majority of the board of directors is required for a proposed business combination whereby JR becomes a wholly-owned subsidiary of, or merges into, the Company or the Company becomes a wholly-owned subsidiary of, or merges into, JR (or its subsidiary), in either case if the following conditions are met: (A) the voting and covenant obligations of JR are assumed and agreed to by current or former shareholders of JR owning at least 5% of the capital stock in the surviving and trading entity upon the closing of such business combination; (B) the relative voting, economic value and percentage interest of Company shareholders pre-business combination are not affected post-business combination; (C) the business combination is a transaction qualifying as a reorganization under Section 368(a)(1) of the Internal Revenue Code that is non-taxable to the shareholders that are U.S. residents with respect to the stock of the successor or parent company received by the shareholders; (D) if the Company doesn’t survive or is a wholly-owned subsidiary of JR as a result of the business combination, the shares of capital stock of the successor or parent company comprising the merger consideration to be issued to Company shareholders shall be listed on an approved trading market; and (E) compliance with applicable corporate and securities laws (an “Approved Business Combination”).

During the Standstill Period, except in connection with a sale of the Company to a third party purchaser or an Approved Business Combination, JR agrees that, without the prior written consent of a majority of the Company designees, neither JR nor any of its Affiliates nor any person acting at JR’s direction or on JR’s behalf, will, directly or indirectly:

(iv)with respect to the Company or the common stock, make, engage or in any way participate in, directly or indirectly, any “solicitation” (as such term is used in the proxy rules of the SEC) of proxies or consents (whether or not relating to the election or removal of directors); seek to advise, encourage or influence any person with respect to the voting of any common stock; initiate, propose or otherwise “solicit” (as such term is used in the proxy rules of the SEC) stockholders of the Company for the approval of stockholder proposals whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Exchange Act, or otherwise, or cause or encourage or attempt to cause or encourage any other Person to initiate any such stockholder proposal; otherwise communicate with the Company stockholders or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act;

(v)seek, propose, or make any statement (except for (i) the JR designees acting solely in their capacity as directors of the Company, (ii) by offers or proposals to the board of directors which do not require or result in public disclosure, or (iii) communications to existing and prospective investors which do not require or result in public disclosure or an amendment to a Schedule 13D or any other filings of JR pursuant to the Exchange Act regarding JR’s beneficial ownership in the Company, in each case in connection with the Sale of the Company to a third party purchaser or an Approved Business Combination) with respect to any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, restructuring, recapitalization or similar transactions of or involving the Company or any of its affiliates;

(vi)acquire, offer or propose to acquire, or agree to acquire (except by way of stock dividends, stock splits or other distributions or offerings made available to holders of any shares of Common Stock generally), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other “group” (within the meaning of section 13(d)(3) of the Exchange Act) or otherwise, any shares of common stock, or assets of the Company or any of its subsidiaries, or rights or options to acquire interests in common stock or assets of the Company or any of its subsidiaries;

(vii)act alone or in concert with others to control or seek to control, or influence or seek to influence, the management of the Company, or the board of directors;

(viii)seek, alone or in concert with others, election or appointment to or representation on, or nominate or propose the nomination of any candidate to, the board of directors, or seek the removal of any member of the board of directors;

(ix)have any discussions or communications, or enter into any arrangements, understanding or agreements (whether written or oral) with, or instigate, advise, finance, assist or encourage, any other person in connection with any of the foregoing, or make any investment in or enter into any arrangement with any other person that engages, or offers or proposes to engage, in any of the foregoing; and

(x)otherwise take, or solicit, cause or encourage others to take, any action inconsistent with any of the foregoing.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

During the fiscal year ended, the Company had 12 board meetings and all directors attended those board meetings.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS

Our new directors (to be appointed effective on the Appointment Date) and their backgrounds are as follows:

Name	Age	Position
Jonathan Awde	43	Director
Robert Quartermain	65	Director

Mr. Awde’s biography is set forth above.

Mr. Robert Quartermain

Robert Quartermain, P Geo, DSc has 45 years experience in the resource industry. Dr. Quartermain is a precious metals entrepreneur and was most recently executive chairman of Pretium Resources Inc. which he founded in October, 2010. Prior to Pretium, Dr. Quartermain was the president and chief executive officer of Silver Standard Resources Inc. (now SSR Mining Inc.) for 25 years starting in 1985. In addition to his focus on gold development opportunities, Dr. Quartermain has a number of wildlife and social justice philanthropic interests.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described herein, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Mr. Awde is an officer, director and greater than 10% shareholder of JR and each has the sole voting power and investment power over the shares of Company common stock owned by JR.

See “Compensation of Directors and Executive Officers” for a discussion of executive officers’ employment arrangements.

On November 13, 2020, the Company declared a special cash dividend of $0.055 per common share, payable January 4, 2021 to holders of record on December 22, 2020. As of that record date, there were 151,889,323 shares of common stock issued and outstanding; holders of 72,666,667 shares of common stock (including JR) contractually relinquished and waived their right to receive this special cash dividend.

At March 31, 2020, the Company owed Mr. Aberle $20,500 in unsecured loans. These unsecured loans bear interest of 3% per year and are due on demand or past due. In July 2020, Mr. Aberle was paid in full for these unsecured loans and related accrued interest of $770.

Mr. Gerald Aberle is the director and significant shareholder of the Company and the owner of Jerikodie, Inc. Under a February 2012 agreement, Jerikodie Inc. earns a fixed consulting fee of $9,000 per month, plus approved expenses. In October 2020, the Company paid Jerikodie, Inc, $200,000 of the approximate $729,500 owed to it for consulting fees. We issued a note payable to Jerikodie for the remaining balance of approximately $529,500. Payments of $100,000 plus accrued interest at 0.25% per year are due each fiscal quarter, beginning with the quarter ending March, 2021 and continuing until the note is fully repaid.

Mr. Richard Bachman serves as the Company’s chief geological officer (“CGO”). He is also a director and significant shareholder of the Company and the owner of Minera Teles Pires Inc. Under an October 2005 agreement that expired in March 2020, Minera Teles Pires Inc. earned a $10,000 monthly consulting fee and received $1,500 per month for office rent and expenses. The consulting fee was divided between a $5,000 per month cash payment and a $5,000 per month deferred amount. At March 31, 2020, the Company owed Mr. Bachman $305,145 in unsecured loans. These unsecured loans bear interest at rates ranging from 3% to 4% per year and are due on demand. In June 2020, the Company repaid $40,145 of unsecured loans, plus accrued interest totaling $6,095. At September 30, 2020, the balance of these unsecured loans was $265,000, which was included in notes payable to related parties in the September 30, 2020 balance sheet. At September 30, 2020 and March 31, 2020, accrued interest on these loans was $80,325 and $81,164, respectively, and included in accounts payable, related parties in the September 30, 2020 balance sheet. In October 2020, we paid Minera Teles Pires, an entity controlled by our CGO, $200,000 for amounts owed for prior services. Subsequently, amounts owed to our CGO, individually, and the unpaid balance on the Minera Teles Pires note were combined into a new note in the amount of $1,060,500. A payment of $145,000 was made in November 2020, and payments of $100,000 plus accrued interest at 0.25% per year are due each fiscal quarter, beginning with the quarter ending March, 2021, and continuing until the note is fully repaid.

In October 2020, the Company issued a note payable to WCM Associates, LP, an entity controller by our CFO, in the amount of $123,000 for amounts owed for consulting fees. The note required an initial payment in the amount of $86,500 due on January 1, 2021 with subsequent payments in the amount of $25,000 plus accrued interest at 0.25% per year, due on the last day of each quarter, beginning with the quarter ending March, 2021, and continuing until the note is fully repaid. Mr. Mathers has been paid in full for the entire amount owing.

In September 2018, Mr. Stephen T. O’Rourke, a director of the Company, purchased 750,000 shares of our common stock in a private placement for $75,000. Additionally, Mr. O’Rourke, through his consulting firm, entered into a one-year consulting agreement with the Company (i) in September 2018 whereby he was issued a consulting fee of 1,000,000 shares for services rendered, and (ii) in September 2019 whereby he was issued a five-year option to purchase 1,000,000 shares of our common stock at an exercise price of $0.08 per share. Mr. O’Rourke exercised these options for cash in October 2020.

In October and December 2020, options to purchase 4,300,000 shares of common stock were exercised for $344,000 by our officers and directors.

Messrs. Aberle and Bachman own a 5% net smelter return royalty on the 84 lode claims that comprise the Blind Gold Property.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

141 Glendale Dr., Lead, SD 57754

Your letter should indicate that you are a stockholder of our Company. Depending on the subject matter, management will:

•Forward the communication to the director or directors to whom it is addressed;

•Attempt to handle the inquiry directly; or

•Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors upon request.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our officers and directors by the Company during the year ended March 31, 2020 in all capacities:

Name	Year	Salary	Bonus	Stock Award(s)	Option Awards	All Other Compensation	Total
Richard Bachman	2020 2019	$90,000 $120,000	--	--	--	13,500 18,000	$103,500 $138,000
Gerald M. Aberle	2020 2019	$108,000 $108,000	--	--	--	--	$108,000 $108,000
Wm. Chris Mathers	2020 2019	$36,000 $36,000	--	104,000	--	--	$36,000 $140,000

On March 12, 2021, Mr. Aberle resigned as the Company’s chief executive officer and was appointed chief operating officer. In addition, Mr. Bachman resigned as director on the Final Closing Date that is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Employment Arrangements

We have entered into at-will employment arrangements with Messrs. Awde and Aberle whereby each is paid an annual salary of $285,000 and $260,000, respectively.

Stock Grants/Stock Awards

It is expected that various officers, directors and consultants will be issued options and/or equity grants in the amount of up to 10,000,000 shares of common stock for services rendered and to be rendered.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms that were received by the Company, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company is aware that a certain Form 3 was not filed by JR relating to its option to purchase shares of Company common stock on May 26, 2020 and a Form 4 was not filed with its purchase of 69,666,667 shares of common stock on October 15, 2020.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dakota Territory Resource Corp

Dated: March 15, 2021	/s/ Gerald M. Aberle
Gerald M. Aberle Chief Operating Officer